GRUPO MODELO, S.A.B. DE C.V.

August 11, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues
Title: General Counsel

Enclosure[s] :
Grupo Modelo, S.A.B. de C.V. second quarter 2008 Financial Information.

dlw 8/14

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**43,791,179**	**100**	**42,156,002**	**100**
s93	LEGAL RESERVE	3,275,483	7	3,216,449	8
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	689,337	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,869,694	82	32,645,402	77
s45	NET INCOME FOR THE YEAR	4,646,002	11	5,604,814	13
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**0**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**97,739,138**	**100**	**95,121,075**	**100**
s02	**CURRENT ASSETS**	**33,531,229**	**34**	**35,043,911**	**37**
s03	CASH AND SHORT-TERM INVESTMENTS	13,018,625	13	17,610,063	19
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	5,339,983	5	5,594,463	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,036,521	1	760,700	1
s06	INVENTORIES	11,493,927	12	8,822,203	9
s07	OTHER CURRENT ASSETS	2,642,173	3	2,256,482	2
s08	**LONG-TERM**	**6,373,599**	**7**	**5,307,176**	**6**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,889,449	2	1,574,333	2
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,427,788	5	3,646,141	4
s11	OTHER INVESTMENTS	56,362	0	86,702	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**53,050,972**	**54**	**51,475,411**	**54**
s13	LAND AND BUILDINGS	24,360,864	25	24,632,621	26
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	40,331,848	41	38,271,620	40
s15	OTHER EQUIPMENT	10,997,177	11	9,571,047	10
s16	ACCUMULATED DEPRECIATION	28,079,617	29	25,913,506	27
s17	CONSTRUCTION IN PROGRESS	5,440,700	6	4,913,629	5
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**3,332,737**	**3**	**2,703,775**	**3**
s19	**OTHER ASSETS**	**1,450,601**	**1**	**590,802**	**1**
s20	**TOTAL LIABILITIES**	**17,961,891**	**100**	**15,415,812**	**100**
s21	**CURRENT LIABILITIES**	**7,733,324**	**43**	**6,858,648**	**44**
s22	SUPPLIERS	4,260,820	24	2,781,501	18
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,505,356	8	2,047,070	13
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,967,148	11	2,030,077	13
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,228,567**	**57**	**8,557,164**	**56**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**79,777,247**	**100**	**79,705,263**	**100**
s34	**MINORITY INTEREST**	**18,517,959**	**23**	**20,081,152**	**25**
s35	**MAJORITY INTEREST**	**61,259,288**	**77**	**59,624,111**	**75**
s36	**CONTRIBUTED CAPITAL**	**17,468,109**	**22**	**17,468,109**	**22**
s79	CAPITAL STOCK	16,377,411	21	16,377,411	21
s39	PREMIUM ON ISSUANCE OF SHARES	1,053,447	1	1,053,447	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,251	0	37,251	0
s41	**EARNED CAPITAL**	**43,791,179**	**55**	**42,156,002**	**53**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	43,791,179	55	42,156,002	53
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 02 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**13,018,625**	**100**	**17,610,063**	**100**
s46	CASH	745,345	6	1,136,345	6
s47	SHORT-TERM INVESTMENTS	12,273,280	94	16,473,718	94
s07	**OTHER CURRENT ASSETS**	**2,642,173**	**100**	**2,256,482**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,642,173	100	2,256,482	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**3,332,737**	**100**	**2,703,775**	**100**
s48	DEFERRED EXPENSES (NET)	2,805,178	84	2,177,951	81
s49	GOODWILL	527,559	16	525,824	19
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**1,450,601**	**100**	**590,802**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	1,145,941	79	556,288	94
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	304,660	21	34,514	6
s21	**CURRENT LIABILITIES**	**7,733,324**	**100**	**6,858,648**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,837,225	24	1,435,063	21
s53	MEXICAN PESOS LIABILITIES	5,896,099	76	5,423,585	79
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,967,148**	**100**	**2,030,077**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,370,230	70	1,400,383	69
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	596,918	30	629,694	31
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,228,567**	**100**	**8,557,164**	**100**
s66	DEFERRED TAXES	8,415,932	82	8,557,164	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,812,635	18	0	0
s79	**CAPITAL STOCK**	**16,377,411**	**100**	**16,377,411**	**100**
s37	CAPITAL STOCK (NOMINAL)	2,839,652	17	2,839,652	17
s38	RESTATEMENT OF CAPITAL STOCK	13,537,759	83	13,537,759	83

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	25,797,905	28,185,263
s73	PENSIONS AND SENIORITY PREMIUMS	5,692,051	5,922,680
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	20,765	19,774
s76	WORKERS (*)	18,629	18,027
s77	OUTSTANDING SHARES (*)	3,235,504,432	3,251,759,632
s78	REPURCHASED SHARES (*)	16,255,200	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**36,566,089**	**100**	**36,896,739**	**100**
r02	COST OF SALES	16,730,514	46	16,153,265	44
r03	**GROSS PROFIT**	**19,835,575**	**54**	**20,743,474**	**56**
r04	GENERAL EXPENSES	9,575,773	26	9,338,493	25
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**10,259,802**	**28**	**11,404,981**	**31**
r08	OTHER INCOME AND (EXPENSE), NET	-534,320	-1	177,106	0
r06	COMPREHENSIVE FINANCING RESULT	232,678	1	563,535	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**9,958,160**	**27**	**12,145,622**	**33**
r10	INCOME TAXES	2,601,366	7	3,286,668	9
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**7,356,794**	**20**	**8,858,954**	**24**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**7,356,794**	**20**	**8,858,954**	**24**
r19	NET INCOME OF MINORITY INTEREST	2,710,792	7	3,254,140	9
r20	**NET INCOME OF MAJORITY INTEREST**	**4,646,002**	**13**	**5,604,814**	**15**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: 02 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**36,566,089**	**100**	**36,896,739**	**100**
r21	DOMESTIC	21,558,130	59	20,841,020	56
r22	FOREIGN	15,007,959	41	16,055,719	44
r23	TRANSLATED INTO DOLLARS (***)	1,396,468	4	1,422,085	4
r08	**OTHER INCOME AND (EXPENSE), NET**	**-534,320**	**100**	**177,106**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	105,387	-20	939,820	531
r34	EMPLOYEES' PROFIT SHARING EXPENSES	648,834	-121	777,331	439
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-9,127	2	-14,617	-8
r06	**COMPREHENSIVE FINANCING RESULT**	**232,678**	**100**	**563,535**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	555,878	239	715,809	127
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-323,200	-139	23,082	4
r28	RESULT FROM MONETARY POSITION	0	0	-175,356	-31
r10	**INCOME TAXES**	**2,601,366**	**100**	**3,286,668**	**100**
r32	INCOME TAX	2,538,688	98	3,200,526	97
r33	DEFERRED INCOME TAX	62,678	2	86,142	3

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	38,923,395	39,120,018
r37	TAX RESULT FOR THE YEAR	5,857,833	6,700,399
r38	NET SALES (**)	72,563,955	66,332,326
r39	OPERATING INCOME (**)	19,442,673	19,229,700
r40	NET INCOME OF MAJORITY INTEREST (**)	8,544,300	9,779,431
r41	NET CONSOLIDATED INCOME (**)	13,766,682	14,306,274
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,727,538	1,637,039

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	20,408,661	100	20,333,338	100
rt02	COST OF SALES	9,522,519	47	8,771,494	43
rt03	**GROSS PROFIT**	10,886,142	53	11,561,844	57
rt04	GENERAL EXPENSES	5,065,167	25	5,028,779	25
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	5,820,975	29	6,533,065	32
rt08	OTHER INCOME AND (EXPENSE), NET	-295,501	-1	-294,266	-1
rt06	COMPREHENSIVE FINANCING RESULT	40,159	0	262,137	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	5,565,633	27	6,500,936	32
rt10	INCOME TAXES	1,458,578	7	1,528,042	8
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	4,107,055	20	4,972,894	24
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	4,107,055	20	4,972,894	24
rt19	NET INCOME OF MINORITY INTEREST	1,531,721	8	1,829,626	9
rt20	**NET INCOME OF MAJORITY INTEREST**	2,575,334	13	3,143,268	15

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**20,408,661**	**100**	**20,333,338**	**100**
rt21	DOMESTIC	11,627,734	57	11,415,749	56
rt22	FOREIGN	8,780,927	43	8,917,589	44
rt23	TRANSLATED INTO DOLLARS (***)	825,940	4	803,745	4
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-295,501**	**100**	**-294,266**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	48,438	-16	118,410	-40
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	349,639	-118	418,725	-142
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	-5,700	2	-6,049	2
rt06	**COMPREHENSIVE FINANCING RESULT**	**40,159**	**100**	**262,137**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	222,325	554	334,052	127
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-182,166	-454	-125,105	-48
rt28	RESULT FROM MONETARY POSITION	0	0	53,190	20
rt10	**INCOME TAXES**	**1,458,578**	**100**	**1,528,042**	**100**
rt32	INCOME TAX	1,307,321	90	1,438,711	94
rt33	DEFERRED INCOME TAX	151,257	10	89,331	6

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	878,992	823,504

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**8,858,951**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	1,788,105
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**10,647,056**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-4,349,501
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**6,297,555**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	499,650
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-9,062,469
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-8,562,819**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-3,061,537**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-5,326,801
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	22,936,863
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**17,610,062**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**1,788,105**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	1,637,039
c41	+ (-) OTHER ITEMS	0	151,066
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-4,349,501**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-2,764,154
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-1,967,008
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-41,975
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-326,542
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	750,178
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**499,650**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	499,650
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-9,062,469**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-9,062,469
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-3,061,537**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	-313,100
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-389,937
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-1,551,291
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	-807,209

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	9,958,159	12,145,623
e02	+(-) ITEMS NOT REQUIRING CASH	0	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	1,665,660	1,549,663
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	0	0
e05	**CASH FLOW BEFORE INCOME TAX**	11,623,819	13,695,286
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-5,935,326	-7,647,157
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	5,688,493	6,048,129
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-3,016,534	-2,900,225
e09	**FINANCING ACTIVITIES**	2,671,959	3,147,904
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-10,369,935	-8,474,705
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-7,697,976	-5,326,801
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	20,716,601	22,936,863
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	13,018,625	17,610,062

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos)

CONSOLIDATED

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	1,665,660	1,549,663
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,727,538	1,637,039
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	38,638	62,387
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-275,342	-283,306
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	174,826	133,543
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	0	0
e25	+ ACCRUED INTEREST	0	0
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-5,935,326	-7,647,157
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,127,512	-2,764,151
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-1,989,371	-1,967,008
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-9,973	-41,975
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	881,377	-326,542
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-1,120,641	-51,460
e32	+(-) INCOME TAXES PAID OR RETURNED	-2,569,206	-2,496,021
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-3,016,534	-2,900,225
e33	- PERMANENT INVESTMENT IN SHARES	-245,394	-313,100
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-2,497,515	-2,525,646
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	72,616	522,030
e37	- INVESTMENT IN INTANGIBLE ASSETS	-560,299	-807,212
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	214,058	223,703
e42	+ INTEREST RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-10,369,935	-8,474,705
e45	+BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	1,247,859
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	-9,993,804	-9,722,564
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	0	0
e56	- REPURCHASE OF SHARES	-376,131	0
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.64		$	3.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	2.64		$	3.01	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.25		$	4.60	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0	
d08	CARRYNG VALUE PER SHARE	$	18.93		$	18.34	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	2.09		$	2.15	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		2.74	times		3.29	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		19.66	times		20.05	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **02** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	20.12	%	24.01	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	17.26	%	17.95	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.09	%	15.04	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	71.23	%	75.17	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-1.98	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.74	times	0.70	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.37	times	1.29	times
p08	INVENTORIES TURNOVER (**)	2.89	times	3.51	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23	days	24	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	18.38	%	16.21	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.23	times	0.19	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	10.23	%	9.31	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.04	times	4.30	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.34	times	5.11	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.85	times	3.82	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.87	times	2.27	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	168.34	%	256.76	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

REFERENCE TAX RESULT FOR THE PERIOD CORRESPONDS TO THAT OF GRUPO MODELO, S.A.B. DE C.V. DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE IS HANDLED.

INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2008	2007
MAJORITY INTERESTS	$ 6,768,631	$ 6,955,673
MINORITY INTERESTS	3,225,173	2,766,891
	$ 9,993,804	$ 9,722,564

MEXICO CITY, JULY 25, 2008 GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV: GMODELO) (GRUPO MODELO OR THE COMPANY), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER OF 2008.

DURING THE SECOND QUARTER, TOTAL DOMESTIC VOLUME REACHED 9.8 MILLION HECTOLITERS, WHICH REPRESENTS AN INCREASE OF 3.1% COMPARED WITH THE SAME PERIOD OF THE PRIOR YEAR. VOLUME GROWTH IN DOMESTIC BRANDS WAS 2.9%, WITH ESTRELLA AND VICTORIA SHOWING THE HIGHEST GROWTH RATES OF THE PORTFOLIO. LIKEWISE, THE IMPORTED BRAND PORTFOLIO CONTINUES GROWING AT DOUBLE-DIGIT RATES, REGISTERING AN INCREASE OF 12.6% DURING THE QUARTER.

EXPORT VOLUME INCREASED 3.8% WITH RESPECT TO THE SAME PERIOD OF 2007. DURING THE QUARTER, THERE WAS SOME RECOVERY IN VOLUMES IN CERTAIN REGIONS IN THE UNITED STATES. HOWEVER, OTHER REGIONS CONTINUE TO BE AFFECTED BY ECONOMIC FACTORS. IN THIS MARKET, CORONA LIGHT AND MODELO ESPECIAL SHOWED THE BEST PERFORMANCE. OTHER MARKETS SUCH AS ASIA, LATIN AMERICA AND CANADA REGISTERED DOUBLE DIGIT GROWTH DURING THE PERIOD.

NET SALES GREW 0.4% COMPARED WITH THE SAME PERIOD OF 2007, WHICH REPRESENTS A GROWTH OF 3.5% IN NOMINAL TERMS, TOTALING 20,409 MILLION PESOS. DOMESTIC SALES SHOWED AN INCREASE OF 3.9%, DRIVEN BOTH BY VOLUME AND REVENUE PER HECTOLITER, WHICH ROSE 0.8%. IN NOMINAL TERMS, DOMESTIC SALES GREW 7.2% AND THE PRICE PER HECTOLITER INCREASED 4.0%. EXPORT REVENUES DECLINED 1.5% DUE TO THE APPRECIATION OF THE MEXICAN PESO VERSUS THE DOLLAR; HOWEVER, IN NOMINAL TERMS IT GREW 1.6%. NET EXPORT REVENUES TOTALED 826 MILLION DOLLARS, A 2.8% INCREASE. OTHER INCOME DECLINED 11.9% MAINLY BECAUSE OF A LESSER NUMBER OF CONVENIENCE STORES RESULTING FROM THE RESTRUCTURING PROCESS IMPLEMENTED TO IMPROVE OPERATIONS IN THIS BUSINESS.

IN THE SECOND QUARTER OF 2008, CROWN IMPORTS, LLC, REGISTERED NET SALES OF 724 MILLION DOLLARS AND OPERATING PROFIT OF 150 MILLION DOLLARS.

COST OF GOODS SOLD ROSE 8.6% AS A CONSEQUENCE OF HIGHER RAW MATERIALS AND ENERGY PRICES. GROSS PROFIT TOTALED 10,886 MILLION PESOS, THUS REACHING A GROSS MARGIN OF 53.3%.

OPERATING EXPENSES INCREASED ONLY 0.7%, TOTALING 5,065 MILLION PESOS. AS A PERCENTAGE OF NET SALES, OPERATING EXPENSES REMAINED STABLE WITH RESPECT TO THE PRIOR YEAR AS A RESULT OF THE EXPENSE CONTROL PROGRAM IMPLEMENTED BY THE COMPANY, AS WELL AS THE DECREASE IN EXPENSES RELATED TO THE CONVENIENCE STORE BUSINESS. THEREFORE, OPERATING EXPENSES PER HECTOLITER SHOWED A DECREASE OF 2.6%. OPERATING PROFIT WAS 5,821 MILLION PESOS, REPRESENTING A 10.9% DECLINE. THEREFORE, THE OPERATING MARGIN IN THE QUARTER WAS 28.5%.

EBITDA (OPERATING INCOME + DEPRECIATION EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 6,536 MILLION PESOS, REPRESENTING A MARGIN OF 32.0%.

THE COMPREHENSIVE FINANCING RESULT REGISTERED A POSITIVE RESULT OF 40 MILLION PESOS, MAINLY DUE TO A LOWER INTEREST GAIN AND THE APPRECIATION OF THE MEXICAN PESO VERSUS THE DOLLAR.

THE OTHER INCOME AND EXPENSES LINE REGISTERED A LOSS OF 295 MILLION PESOS, 0.7% HIGHER THAN THE OBSERVED IN 2007. THIS AMOUNT INCLUDES EMPLOYEE PROFIT SHARING.

MINORITY INCOME TOTALED 1,532 MILLION PESOS, OF WHICH 757 MILLION PESOS CORRESPONDS TO BARTON BEERS, A SUBSIDIARY OF CONSTELLATION BRANDS, FOR ITS 50% PARTICIPATION IN CROWN IMPORTS.

NET MAJORITY INCOME WAS 2,575 MILLION PESOS, REPRESENTING A MARGIN OF 12.6% AND EARNINGS PER SHARE OF 0.8 PESOS.

GRUPO MODELO S.A.B. DE C.V. AND SUBSIDIARIES
BEER SALES
FIGURES IN MILLION HECTOLITERS

MARKET	2Q08	%	2Q07	%	VAR (%)
DOMESTIC	9.531	65.6	9.257	65.9	2.9
IMPORT	0.220	1.5	0.196	1.4	12.6
TOTAL DOMESTIC	9.751	67.1	9.453	67.3	3.1
EXPORT	4.774	32.9	4.597	32.7	3.8
TOTAL	14.525	100.0	14.050	100.0	3.4

FIRST HALF 2008 RESULTS

DURING THE FIRST HALF OF 2008, TOTAL BEER VOLUME INCREASED 1.6% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, REACHING 26.0 MILLION HECTOLITERS.

TOTAL DOMESTIC VOLUME GREW 2.9%, REFLECTING A 2.6% INCREASE IN THE MODELO?S BRANDS AND 19.1% IN THE IMPORTED BRANDS. IN TERMS OF EXPORTS, VOLUME DECLINED 1.2%, PRINCIPALLY DUE TO LOWER VOLUMES SOLD DURING THE FIRST QUARTER OF THE YEAR.

NET SALES TOTALED 36,566 MILLION PESOS, A DECREASE OF 0.9% WITH RESPECT TO 2007 AND A GROWTH OF 2.2% IN NOMINAL TERMS. DOMESTIC SALES GREW 5.9% DUE TO THE COMBINATION OF HIGHER VOLUME AND A 3.0% GROWTH IN THE REVENUE PER HECTOLITER. LIKEWISE, IN NOMINAL TERMS, DOMESTIC SALES INCREASED 9.3% AND THE PRICE PER HECTOLITER GREW 6.2%. NET EXPORT SALES TOTALED 1,396 MILLION DOLLARS.

COST OF GOODS SOLD ROSE 3.6%, MAINLY BECAUSE OF HIGHER RAW MATERIALS AND ENERGY COSTS. GROSS PROFIT TOTALED 19,836 MILLION PESOS, REPRESENTING A 54.2% GROSS MARGIN.

OPERATING EXPENSES INCREASED 2.5% AS A RESULT OF MARKETING AND DISTRIBUTION EXPENSES IN BOTH MEXICO AND THE UNITED STATES. OPERATING PROFIT TOTALED 10,260 MILLION PESOS. CONSEQUENTLY, THE OPERATING MARGIN WAS 28.1%.

DEPRECIATION AND AMORTIZATION IN THE FIRST HALF WAS 1,728 MILLION PESOS, REPRESENTING 4.7% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 11,712 MILLION PESOS, WITH A MARGIN OF 32.0%.

THE TAXES LINE REGISTERED 2,601 MILLION PESOS, REPRESENTING AN EFFECTIVE TAX RATE OF 26.1% COMPARED WITH THE 27.1% POSTED IN 2007.

FINALLY, NET MAJORITY INCOME WAS 4,646 MILLION PESOS, WHICH REPRESENTS A NET MARGIN OF 12.7%.

FINANCIAL POSITION

AS OF JUNE 30, 2008, GRUPO MODELO CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 13.3% OF TOTAL ASSETS, WHICH TOTALED 97,739 MILLION PESOS, REPRESENTING A 2.8% INCREASE OVER THE LAST TWELVE MONTHS. THE COMPANY?S FINANCIAL POSITION REMAINED STRONG WITH NO LONG-TERM DEBT, AND SHORT-TERM OPERATIONAL LIABILITIES TOTALING 7,733 MILLION PESOS. MAJORITY STOCKHOLDERS EQUITY TOTALED 61,259 MILLION PESOS, REPRESENTING A 2.7% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

AS OF JUNE 2008, GRUPO MODELO INVESTED 2,386 MILLION PESOS OF INTERNALLY GENERATED RESOURCES, ALLOCATED TO DIFFERENT AREAS OF THE ORGANIZATION AS SHOWN IN THE FOLLOWING TABLE:

AREA	JUNE 2008
CÍA. CERVECERA DE COAHUILA	23.5%
BREWERIES AND OTHER FACILITIES	53.3%
SALES	23.2%

GRUPO MODELO S.A.B. DE C.V. AND SUBSIDIARIES
BEER SALES
FIGURES IN MILLION HECTOLITERS

MARKET	2008	%	2007	%	VAR (%)
DOMESTIC	17.511	67.4	17.069	66.8	2.6
IMPORT	0.388	1.5	0.326	1.3	19.1
TOTAL DOMESTIC	17.899	68.9	17.394	68.1	2.9
EXPORT	8.067	31.1	8.166	31.9	-1.2
TOTAL	25.966	100.0	25.560	100.0	1.6

GRUPO MODELO, S.A.B DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS FOR JUNE 30, 2008 AND 2007.

AMOUNTS IN THOUSAND OF PESOS (THE AMOUNT OF 2007 ARE EXPRESSED TO PESOS PURCHASING POWER OF DECEMBER 31,2007).

1.INCORPORATION AND CORPORATE PURPOSE:

A)GRUPO MODELO, S.A.B DE C.V. AND SUBSIDIARIES (THE GROUP)IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B)GRUPO MODELO S.A.B DE C.V. IS MAINLY ENGAGED IN HOLDING 76.75% OF THE COMMON STOCK OF DIBLO S.A. DE C.V., WHOSE BUSINESS PURPOSE IS INVESTING IN SHARES OF SUBSIDIARY MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT SUBSIDIARIES ON THE BASIS STOCKHOLDERS EQUITY ARE AS FOLLOW:

PERCENTAGE OF SHAREHOLDING	IN THE SHARES COMPRISING THE CAPITAL STOCK
BREWERIES:	
CERVECERÍA MODELO, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DE ZACATECAS, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DEL TRÓPICO, S.A. DE C.V.	100
CERVECERÍA MODELO DE GUADALAJARA, S.A. DE C.V.	100
CERVECERÍA MODELO DEL NOROESTE, S.A. DE C.V.	100
CERVECERÍA MODELO DE TORREÓN, S.A. DE C.V.	100
CERVECERÍA DEL PACÍFICO, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DE COAHUILA, S.A. DE C.V.	100
TRANSFORMATION OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S.A. DE C.V.	100
GMODELO AGRICULTURE,LLC	100
EXTRACTOS Y MALTAS, S.A. DE C.V.	100
MACHINERY MANUFACTURER:	
INAMEX DE CERVEZA Y MALTA, S.A. DE C.V.	100
MANUFACTURER OF BEER CANS AND CROWN TOPS:	
ENVASES Y TAPAS MODELO, S.A. DE C.V.	100
DISTRIBUTORS OF BEER AND OTHER PRODUCTS:	
LAS CERVEZAS MODELO DEL OCCIDENTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL CENTRO, S.A. DE C.V.	100

DISTRIBUIDORA DE CERVEZAS MODELO EN EL NORTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN EL PACÍFICO, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL NORESTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN MORELOS, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN SAN LUIS POTOSÍ, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL SURESTE, S.A. DE C.V.	100
DISTRIBUIDORA DE CERVEZAS MODELO EN CHIHUAHUA, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL ESTADO DE MÉXICO, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL ALTIPLANO, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN BAJA CALIFORNIA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN SONORA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN CAMPECHE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN LA ZONA METROPOLITANA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN ZACATECAS, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN HIDALGO, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN NUEVO LEÓN, S.A. DE C.V.	100

DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:

GMODELO CORPORATION, INC. (HOLDER OF 50% OF CROWN IMPORTS, LLC)	100
PROCERMEX, INC.	100
GMODELO EUROPA, S.A.U.	100

2. SUMMARY OF POLITICAL SIGNIFICANT ACCOUNTS

THE CONSOLIDATED FINANCIAL STATES THAT THEY ACCOMPANY THEY HAVE BEEN PREPARED TO ACHIEVE A REASONABLE PRESENTATION, WITH THE NORMS OF FINANCIAL INFORMATION (NIF) MEXICANS AND THEY ARE EXPRESSED IN THOUSANDS OF PESOS.

AGREEMENT WITH THE NORM'S OF FINANCIAL INFORMATION DISPOSITIONS B-3 "STATES OF RESULTS", THE COMPANY HAS CONSIDERED THAT THE STRUCTURE OF THE STATE OF RESULTS THAT BETTER REFLECTIVE THE ESSENCE OF ITS OPERATIONS IS FOR FUNCTION, SINCE WHEN CONTAINING ITS COSTS AND EXPENSES IN GENERAL FORM ALLOWS TO KNOW THE DIFFERENT LEVELS OF PROFITS.

ADDITIONALLY, FOR A BETTER ANALYSIS OF THEIR FINANCIAL SITUATION, THE COMPANY HAS CONSIDERED AS NECESSARY TO PRESENT THE AMOUNT OF THE PROFIT OF OPERATION AS SEPARATE IN THE STATE OF RESULTS, BECAUSE THIS INFORMATION IS A PRACTICE COMMON OF REVELATION OF THE SECTOR THAT BELONGS THE ENTITY.

SINCE JANUARY 1°, 2008 THE DISPOSITIONS OF THE FOLLOWING NORMS OF FINANCIAL INFORMATION WENT INTO EFFECT (NIF) EMITTED FOR THE MEXICAN ADVICE FOR THE INVESTIGATION AND DEVELOPMENT OF NORMS OF FINANCIAL INFORMATION (CINIF), AND THEY ARE:

NIF B-2 FLOW OF EFFECTIVE- IT ESTABLISH THE GENERAL NORMS FOR THE PRESENTATION, STRUCTURE AND ELABORATION OF THE STATE OF FLOW OF EFFECTIVE AND TO BE ADAPTED WITH THE DISPOSITIONS OF THE NIF B-10. IT SUBSTITUTED THE BULLETING B-12 STATE OF CHANGE IN THE FINANCIAL POSITION, ALSO IT REQUIRE AMONG OTHERS, TO SHOW THE PRINCIPAL ITEMS OF COLLECTIONS AND PAYMENTS IN GROSS TERMS, IN VERY SPECIFIC CASES NET MOVEMENTS ARE ALLOWED, ALSO IT SHOULD SHOWS THE CONFORMATION OF THE EFFECTIVE BALANCE.

NIF B-10 EFFECTS OF THE INFLATIONS- IT ESTABLISH THE RULES FOR THE RECOGNITION OF THE EFFECT OF THE INFLATIONS WITH BASE IN THE INFLATIONARY ENVIRONMENT OF

THE COUNTRY; ALSO IT INCORPORATES AMONG OTHERS THE FOLLOWING CHANGES: I) THE POSSIBILITY OF CHOOSE AMONG USING THE NATIONAL INDEX OF PRICES TO THE CONSUMER AND THE VALUE OF THE UNIT OF INVESTMENT, II) DEROGA THE METHOD OF VALUATION OF ASSETS OF FOREIGN ORIGIN, III) THAT THE RESULT FOR HOLDING OF NOT MONETARY ASSETS AND THE RESULT OF INITIAL MONETARY POSITION, ARE RECLASSIFIED TO THE ACCUMULATED RESULTS OR STAY IN THE CAPITAL STOCK, ONLY THOSE CORRESPONDING DEPARTURES THAT GAVE HIM ORIGIN AND THAT THEY HAVE NOT STILL RECYCLED TO THE STATE OF RESULTS.

NIF B-15 CONVERSION OF FOREIGN CURRENCIES- SUBSTITUTES THE BULLETING EFFECTIVE B-15 AND ESTABLISH, AMONG OTHERS THE ELIMINATION OF THE CLASSIFICATIONS INTEGRATED FOREIGN OPERATION AND FOREIGN ENTITY, THE PROCEDURE TO CONVERT THE FINANCIAL INFORMATION OF A FOREIGN OPERATION. I) OF THE CURRENCY OF REGISTRATION TO THE FUNCTIONAL ONE, II) OF THE FUNCTIONAL CURRENCY TO THE ONE OF FORMLESS, ALSO IT ALLOWS THAT AN ENTITY PRESENTS THEIR FINANCIALS STATEMENTS IN A CURRENCY OF DIFFERENT INFORM TO THEIR FUNCTIONAL CURRENCY.

NIF D-3 BENEFITS TO THE EMPLOYEES- IT SUBSTITUTED TO THE BULLETING EFFECTIVE D-3. THE MOST IMPORTANT CHANGES, AMONG OTHERS, CORRESPOND TO REDUCTION IN A MAXIMUM OF 5 YEARS FOR THE DEFERRED OF THE PENDING DEPARTURES OF REDEEMING, THE INCORPORATION EFFECT OF SALARY GROWTHS IN THE DETERMINATION OF OBLIGATIONS FOR DEFINED BENEFITS (PREVIOUSLY OBLIGATION FOR THE PROJECTED BENEFITS) AND THE ELIMINATION OF THE ADDITIONAL COUNTABLE TREATMENT OF THE LIABILITIES AND ITS CORRESPONDING COMPENSATIONS LIKE ACTIVE INTANGIBLE AND, THEIR CASE THE COMPONENT SEPARATED FOR THE CAPITAL STOCK.

NIF D-4 TAXES TO THE PROFIT- IT REQUIRE THAT THE TAX IS RECOGNIZED TO ASSETS LIKE A FISCAL CREDIT AND, CONSEQUENTLY, AS AN ASSETS FOR DIFFERED TAX, THE TERM IS ELIMINATED OF PERMANENT DIFFERS AND IT REQUIRE THAT IT IS RECLASSIFIED TO ACCUMULATED RESULTS THE RECOGNIZE INITIAL EFFECT OF DIFFERED TAXES IN THE CAPITAL STOCK, LESS THAT THEY HAVE NOT BEEN CARRIED OUT THE DEPARTURES THAT GAVE HIM ORIGIN.

FOLLOWING IS A SUMMARY OF THE MOST SIGNIFICANT ACCOUNTING POLICIES, INCLUDING THE CONCEPT, METHODS AND CRITERIA BASE FOR THE PREPARATION OF THE CONSOLIDATE FINANCIAL INFORMATION.

A) CONSOLIDATION - ONE HAS ESTABLISHED THE PRACTICE OF PRESENTING CONSOLIDATED FINANCIAL STATES THAT INCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN THOSE THAT DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION IN MORE OF 50% OF THE CAPITAL STOCK. ALL THE BALANCES AND TRANSACTIONS OF IMPORTANCE AMONG THE SUBSIDIARY COMPANIES HAVE BEEN ELIMINATED FOR EFFECTS OF CONSOLIDATION. THE CONSOLIDATION WAS MADE WITH BASE IN FINANCIAL STATES OF THE SUBSIDIARIES. SEE NOTE 1.

B) THE INVESTMENT IN ACTIONS OF ASSOCIATE COMPANIES IS VALUED BY THE METHOD OF PARTICIPATION. AS THIS METHOD, THE COST OF ACQUISITION OF THE ACTIONS MODIFIES FOR THE PROPORTIONAL PART OF THE CHANGES IN THE BILLS OF THE CAPITAL STOCK OF THE ASSOCIATE COMPANIES, LATER TO THE DATE OF BUYS. THE PARTICIPATION IN THE PROFITS OF THOSE ASSOCIATE COMPANIES THAT MANUFACTURE NECESSARY INPUTS FOR THE PRODUCTION OF BEER, IS PRESENTED DIMINISHING THE COST OF SALES.

C) VALUE OF IMMEDIATE REALIZATION - THE INVESTMENTS IN VALUES, CORRESPOND TO FINANCIAL INSTRUMENTS WITH ENDS OF BUSINESS AND AVAILABLE FINANCIAL INSTRUMENTS FOR THEIR SALE, THEY ARE VALUED TO THEIR REASONABLE VALUE, WHICH IS SIMILAR TO THEIR VALUE OF MARKET. THE REASONABLE VALUE IS THE QUANTITY FOR

WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR TO BE LIQUIDATED LIABILITIES FINANCIAL, AMONG INTERESTED AND WILLING PARTS, IN A TRANSACTION IN FREE COMPETITION.

D) DERIVED FINANCIAL INSTRUMENTS- THE MAIN FINANCIAL RISKS FOR THE COMPANY PERTAIN TO EXCHANGE FLUCTUATION (DOLLAR-PESO), WHICH COVER THROUGH THE CONTRACTING OF DERIVATIVE INSTRUMENTS (OVER-THE-COUNTER) WITH DIFFERENT PARTIES. THIS ITEM IS RECORDED AS ASSETS AND LIABILITIES AT THEIR REASONABLE VALUE. SEE NOTE 16.

E) INVENTORIES AND COST OF SALES - THIS ITEM IS ORIGINALLY RECORDED THROUGH THE LAST-IN-FIRST-OUT METHOD AND IS SUBSEQUENTLY RESTATED TO REPLACEMENT COST. VALUES DETERMINATE DO NOT EXCEED MARKET VALUE. SEE NOTE 4.

F) PROPERTY, PLANTS AND EQUIPMENT.- THEY REGISTER AT ACQUISITION COST, UNTIL DECEMBER OF 2007, THE NIFS REQUIRED THAT THIS CONCEPTS WERE RESTATED BY THE APPLICATION OF DERIVED INFLATION FACTORS OF THE NCPI ACCORDING TO THE ANTIQUITY OF THE EXPENDITURE.

G) CONSTRUCTIONS IN PROCESS AND ADVANCES TO SUPPLIERS- THEY REGISTER THE VALUE IN THAT THE EXPENDITURES ARE MADE UP TO 2007, THEY WERE RESTATED BY THE APPLICATION OF THE DERIVED INFLATION FACTORS OF THE NCPI, ACCORDING TO THE ANTIQUITY OF THE EXPENDITURE.

H) DEPRECIATION- THIS ITEM IS CALCULATED BASED ON THE RESATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, BASED ON THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS AND THE TECHNICAL DEPARTMENT OF THE GROUP. ANNUAL DEPRECIATION RATES ARE SHOWN IN NOTE 6.

I) DEFERRED EXPENSES AND INTANGIBLE ASSETS- THE INTANGIBLE ASSET IS RECOGNIZED IN THE CONSOLIDATED GENERAL BALANCE ALWAYS AND BOTHER-IN-LAW THESE ARE IDENTIFIABLE, THEY GENERATE EXPECTED ECONOMIC BENEFITS, AND THERE IS CONTROL OVER SAID BENEFIT. (UP TO 2007 THESE CONCEPTS ARE RESTATED BY THE APPLICATION OF THE DERIVED INFLATION FACTORS OF THE NCPI ACCORDING TO THE ANTIQUITY OF THE EXPENDITURE). THE LICENSES AND PERMITS REPRESENT PAYMENTS MADE FOR THE EXPLOIT A PATENT OR REGISTRATION ISSUED BY THE OWNER OF THE SAID ITEMS. THEY REGISTER THEIR ACQUISITION VALUE WHICH AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS SIMILAR TO MARKET.

J) LONG-LIVED-ASSETS- THE GROUPS MANAGEMENT HAS CARRIED OUT A STUDY TO DETERMINE THE RECOVERABLE VALUE OF LONG-LIVED-ASSETS, TANGIBLE AND INTANGIBLE, IN ORDER O DETERMINE IF THERE IS INDICATION OF SIGNIFICANT IMPAIRMENT IN THOSE ASSETS.

K) AMORTIZATION- THE ORIGINAL AMOUNT AND RESTATEMENT FOR INSTALLATION, ORGANIZATION AND INTANGIBLE ASSET EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE-METHOD. THE RATE USED FOR ACCOUNTING PURPOSES (BETWEEN 5% AND 10%) IS DETERMINED BASED ON EXPECTED FUTURE ECONOMIC BENEFITS. THE PATENTS AND MARKS REPRESENT PAYMENTS MADE BY THE RIGHTS OF THE USE OF THE SAME ONES. THESE ASSETS ARE REDEEMED IN STRAIGHT LINE WITH THE PERIOD THAT IS CONSIDERED TO HAVE A BENEFIT.

L) LABOR OBLIGATIONS TO THE RETIREMENT - THE EFFECTS OF ANTIQUITY PREMIUMS THAT THE WORKERS HAVE RIGHT TO PERCEIVE WHEN FINISHING THE LABOR RELATIONSHIP AFTER 15 YEARS OF SERVICES AND THE OBLIGATIONS FOR REMUNERATIONS AT THE END OF THE LABOR RELATIONSHIP THAT ESTABLISH IN RETIRE PLANS OF PENSIONS FOR THE

EMPLOYEES THEY ARE RECOGNIZED AS COSTS OF THE YEARS IN WHICH SAID SERVICES ARE RENDERED, WITH BASE IN ACTUARIAL STUDIES CARRIED OUT BY INDEPENDENT ACTUARIES AND THEY REGISTERED ACCORDING TO THE LIMITS SETTLED DOWN BY THE NIF D-3 BENEFITS TO THE EMPLOYEES.

M)DEFFERED INCOME TAX, EMPLOYEES, PROFIT SHARING AND FLAT RATE CORPORATE TAX FOR THE RECOGNITION OF THE DIFFERED TAX, THE GROUP USES THE METHOD OF ASSETS AND LIABILITIES INTEGRAL, WHICH CONSISTS ON DETERMINING THIS TAX FOR ALL THE TEMPORARY DIFFERENCES AMONG THE VALUES ACCOUNTANT AND FISCAL OF THE ASSETS AND LIABILITIES TO THE DATE OF THE FINANCIAL STATEMENTS. DEFERRED STATUTORY PROFIT SHARING ONLY ARISES ON NON-RECURRING TEMPORARY ITEMS. SEE NOTE 12C.

N)STOCKHOLDERS EQUITY- THE CAPITAL STOCK, LEGAL RESERVE, CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ARE RESTATED UNTIL DECEMBER 31,2007 BY APPLYING NCPI FACTOR TO HISTORICAL AMOUNTS.

O)ACCUMULATED PROFITS- WITH REASON OF THE ENTRANCE IN VIGOR OF THE MODIFICATION IN THE NIF'S B-10 AND D-4 THE ACCUMULATED PROFITS INCLUDE THE EFFECTS THAT UNTIL DECEMBER 2007, FOR THESE CONCEPTS DIRECTLY IN THE CAPITAL STOCK, OF AGREEMENT TO EFFECTIVE NORMATIVELY IN PASSED YEARS.

P)PREMIUM ON SHARE SUBSCRIPTION - THIS ITEM REPRESENTS THE EXCESS DIFFERENCE BETWEEN PAYMENT OF SUBSCRIBED SHARES AND THE THEORETICAL VALUE OF THOSE SHARES AT THE TIME OF SUBSCRIPTION, AND IS RESTATED BY APPLYING NCPI FACTORS.

Q)INTEGRAL PROFITS - THIS ITEM REPRESENTED BY THE NET PROFIT FOR THE YEAR, AS WELL AS FOR THOSE DEPARTURES THAT IS SPECIFIES FOR DISPOSITION THEY ARE REFLECTED IN THE CAPITAL STOCK AND THEY DONT CONSTITUTE CONTRIBUTIONS, REDUCTIONS AND CAPITAL DISTRIBUTIONS.

R)EARNINGS PER SHARE- EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED BASED ON THE AVERAGE OF COMMON SHARES OUTSTANDING. SEE NOTE 11.

S)FOREIGN CURRENCIES - THE TRANSACTIONS IN FOREIGN CURRENCY REGISTER TO THE TYPE OF EFFECTIVE CHANGE IN THE DATE OF THEIR OPERATION. THE ASSETS AND PASSIVE DENOMINATED IN THIS CURRENCY THEY ARE PRESENTED IN MEXICAN CURRENCY TO THE TYPE OF EFFECTIVE CHANGE TO THE DATE OF THE CONSOLIDATED GENERAL BALANCE. THE MOTIVATED DIFFERENCES FOR FLUCTUATIONS IN THE TYPE OF CHANGE BETWEEN THE DATES OF THE TRANSACTIONS AND THAT OF THEIR LIQUIDATION OR RATING TO THE CLOSING OF THE EXERCISE ARE RECOGNIZED IN RESULTS. SEE NOTE 14.

T)THE PASSIVE ONES TO POSITION OF THE COMPANY AND THE PROVISIONS OF PASSIVE RECOGNIZED IN THE GENERAL BALANCE THEY REPRESENT PRESENT OBLIGATIONS IN THOSE THAT IT IS PROBABLE THE EXIT OF ECONOMIC RESOURCES TO LIQUIDATE THE OBLIGATION. THESE PROVISIONS HAVE REGISTERED COUNTABLY, UNDER THE BEST MADE REASONABLE ESTIMATE FOR THE ADMINISTRATION TO LIQUIDATE THE PRESENT OBLIGATION; INS SEIZURE, THE REAL RESULTS COULD DIFFER OF THE GRATEFUL PROVISIONS. SEE NOTE 9.

3. ACCOUNTS AND NOTES RECEIVABLE
THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2008	2007

TRADE ACCOUNTS RECEIVABLE	$7,451,474	$ 7,428,691
SUNDRY DEBTORS	632,676	551,241
SALESMEN	17,747	17,722
	$8,101,897	$7,997,654
LESS- ALLOWANCE FOR DOUBTFUL ACCOUNTS	(282,990)	(337,746)
	7,818,907	7,659,908
RECORVERABLE TAXES	337,771	157,853
NON- CONSOLIDATED RELATED COMPANIES	78,919	63,186
OFFICERS AND EMPLOYEES	30,357	48,549
	8,265,953	7,929,496
LESS- CURRENT ACCOUNTS AND NOTES RECEIVABLE	(6,376,504)	(6,355,163)
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE	$ 1,889,449	$ 1,574,333

4. ANALYSIS OF INVENTORIES
THIS ACCOUNT IS MADE UP AS FOLLOW:

ITEM	2008	2007
CONTAINERS AND PACKING	$ 4,232,967	$ 2,804,510
FINISHED GOODS AND WORK IN PROCESS	2,217,379	2,324,331
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	2,356,260	1,569,879
RAW MATERIALS	1,813,030	1,408,342
SPARE PARTS AND ACCESSORIES	742,503	678,773
ADVERTISING ARTICLES	271,252	173,093
	11,633,391	8,958,928
LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES	(139,464)	(136,725)
	$ 11,493,927	$ 8,822,203

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOW:

SHAREHOLDING COMPANIES	PERCENTAGE IN SHARES COMPANIES THE CAPITAL STOCK	2008	2007

DIRECCIÓN DE FÁBRICAS S.A. DE C.V. (HOLDER OF GLASS MANUFACTURING COMPANIES)	41	$ 3,478,636	$ 3,189,608
MANANTIALES LA ASUNCIÓN, S.A.P.I. DE C.V.	60	547,804	298,401
GONDI, S.A. DE C.V.	7	214,318	225,053
MODELO MOLSON IMPORTS	50	184,858	-
INVESTMENTS ABROAD	40-81	71,631	125,020
OTHER		56,362	41,459
		4,553,609	3,879,541
LESS- ALLOWANCE FOR DECLINE IN BOOK VALUE		(69,459)	(146,698)
		$ 4,484,150	$ 3,732,843

B) THE AMOUNT OF THIS INVESTMENT IS SHARES OF ASSOCIATE; IT INCLUDES THE PARTICIPATION IN THE RESULTS OF THIS ENTITIES FOR $537,542 ($283,306 IN 2007) OF PROFIT.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	ANNUAL PERCENTAGE OF DEPRECIATION RATE	2008 HISTORICAL COST-NET	2008 RESTATEMENT NET	2008 TOTAL NET VALUE	2007 TOTAL NET VALUE
LAND	-	1,616,223	3,219,814	4,836,037	5,003,999
MACHINERY AND EQUIPMENT	5	15,415,870	7,685,188	23,101,058	22,462,008
TRANSPORTATION EQUIPMENT	12 TO25	2,769,858	303,152	3,073,010	2,949,299
BUILDINGS AND CONSTRUCTIONS	2	6,857,060	6,595,061	13,452,121	13,959,759
COMPUTER EQUIPMENT	25	471,028	33,568	504,596	567,066
FURNITURE AND OTHER EQUIPMENT	7	1,730,146	81,078	1,811,224	739,795
ANTIPOLLUTION EQUIPMENT	5	524,580	307,645	832,225	879,857
CONSTRUCTION IN PROGRESS ADVANCES TO SUPPLIERS	-	5,282,566	158,134	5,440,700	4,913,628
		$ 34,667,331	$ 18,383,640	$ 53,050,971	$ 51,475,411

DEPRECIATION FOR THE YEAR AMOUNTED TO $1,638,253 ($1,544,379 IN 2007)

B) THE GROUPS MANAGEMENT ESTIMATES THAT COMPLETION OF CONSTRUCTION IN PROCESS

AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $6,797,836 ($2,030,782 IN 2007), TO BE APPLIED TO THE CONSTRUCTION OF WAREHOUSES, OFFICES, THE ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES. ALSO THESE AMOUNTS CONSIDER CONSTRUCTIONS OF A NEW PRODUCTION PLANT IN PIEDRAS NEGRAS, COAHUILA. IT IS ESTIMATED THAT THESE CONSTRUCTIONS IN PROGRESS WILL BE CONCLUDED IN 2008 AND 2010, RESPECTIVELY.

7.OTHER ASSETS:
THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2008	2007
DEFERRED EXPENSES	$3,607,648	$ 2,497,009
GOODWILL AND OTHER INTANGIBLE ASSETS	900,897	1,182,753
	4,508,545	3,679,762
LESS- ACCUMULATED AMORTIZATION	(1,175,807)	(941,473)
	3,332,738	2,738,289
DERIVED FINANCIAL INSTRUMENTS (SEE NOTE 16)	304,660	-
ASSETS NET PROJECTED (SEE NOTE 8)	1,145,941	556,288
	$ 4,783,338	$ 3,294,577

8. LABOR OBLIGATIONS UPON RETIREMENT:

THE GROUP HAS A PLAN OF RETIREMENT FOR ITS WORKERS, TO WHICH THESE DON'T CONTRIBUTE. THE BENEFITS UNDER THIS PLANS ARE BASED MAINLY ON THE FULFILLED YEARS OF SERVICE BY THE WORKER AND THEIR REMUNERATION TO THE DATE DE RETIREMENT. THE OBLIGATIONS AND COSTS CORRESPONDING TO THIS PLANS, AS WELL AS THOSE CORRESPONDING TO THE PREMIUMS OF ANTIQUITY THAT THE WORKERS HAVE RIGHT TO PERCEIVE WHEN ENDING THE LABOR RELATIONSHIP LATER OF HAVING WORKED DETERMINING NUMBER OF YEARS, ARE RECOGNIZED WITH BASE IN ELABORATED ACTUARIAL STUDIES FOR INDEPENDENT EXPERTS, TO INCLINATION OF CONTRIBUTIONS TO A BOTTOM OF IRREVOCABLE TRUST FOND.

THE COMPANY HAS ESTABLISHED OTHER PLANS TO COVER COMPENSATIONS TO THE EMPLOYEES IN CASE OF DISCHARGE AND OTHER OBLIGATIONS FOR LATER BENEFITS TO THE RETIREMENT, WHICH ARE BASED ON ELABORATED ACTUARIAL STUDIES BY INDEPENDENT EXPERTS.

- TO THE DATE OF THE CONSOLIDATED FINANCIAL STATES, THE AMOUNT, FOR CONCEPT OF LABOR OBLIGATIONS TO THE PERSONNEL'S RETIREMENT, IS ANALYZED LIKE IT CONTINUES:

DESCRIPTION	2008	2007
OBLIGATIONS FOR CURRENT BENEFITS	$ 5,811,761	$ 5,511,159

ADDITIONAL AMOUNT OF PROJECTED BENEFITS	445,675	418,479
OBLIGATIONS FOR PROJECTED BENEFITS	6,257,436	5,929,638
PLAN ASSETS (TRUST FUND)	(6,228,732)	(5,914,576)
	28,704	15,062
ITEMS TO BE AMORTIZED OVER A PERIOD OF 5 YEARS		
FOR ADJUSTMENTS TO VARIATIONS	(636,300)	(548,890)
FOR LAST SERVICES	(538,345)	(575,681)
ASSETS NET PROJECTED	(1,145,941)	(1,109,509)

-IN THE YEAR, PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $182,520 ($155,974 IN 2007).

-THE NET COST FOR THE YEAR AMOUNTED TO $174,826 ($133,543 IN 2007).

-SEVERANCE PAYMENTS OF $372,266 ($308,490 IN 2007), WERE MADE IN THE YEAR.

JANUARY 1 2008 WENT INTO EFFECT THE NIF D-3 "BENEFITS TO THE EMPLOYEES, WHICH THE COMPANY ADOPTED. THE NIF D-3 RECOGNIZES THREE TYPES OF BENEFITS TO THE EMPLOYEES; DIRECT TO SHORT AND RELEASE TERM, TO THE TERM OF THE LABOR RELATIONSHIP AND THE RETIREMENT. THESE LAST ONES CAN BE DEFINED PLANS OF CONTRIBUTION OR OF DEFINED BENEFITS.

THE GRANTED BENEFITS FOR THE COMPANY TO THEIR EMPLOYEES ARE DESCRIBED NEXT:

THE SHORT TERM DIRECT BENEFITS (SALARIES, EXTRA TIME, VACATIONS, ETC.) ARE RECOGNIZED CONFORMS TO THEY BECOME AND THEIR LIABILITIES ONES ARE EXPRESSED TO THEIR NOMINAL VALUE.

THE LONG TERM DIRECT BENEFITS (PRIZES OF ANTIQUITY, FUNDS, AND OTHER PAYABLE CONCEPTS TO MORE OF TWELVE MONTHS) THEY ARE RECOGNIZED IN FUNCTION TO THE POLITICIANS FOR THEIR GRANT AND THE LIABILITIES ONES ARE VALUED TO THEIR DISCOUNTED VALUE.

THE COMPANY PAYS COMPENSATED ABSENCES FOR SUCH LEGAL OR CONTRACTUAL CONCEPTS AS VACATIONS, FESTIVAL DAYS AND PERMITS OF ABSENCE WITH ENJOYMENT OF SALARY, WHICH ARE RECOGNIZED WHEN THEY ARE EXERCISED AND THEY ARE NOT ACCUMULATIVE.

THE NIF D-3 REQUIRES THE ADDITIONAL CANCELLATION OF THE LIABILITIES ONE AND ITS CORRESPONDING COMPENSATIONS LIKE ASSETS INTANGIBLE AND IN THAT CASE THE COMPONENT SEPARATED FROM CAPITAL STOCK, REQUIRED FOR THE PREVIOUS BULLETIN D-3.

THE PREMIUM OF ANTIQUITY THAT THE WORKERS HAVE RIGHT TO PERCEIVE TO THE TERM OF THE LABOR RELATIONSHIP OR THE RETIREMENT IS CONSIDERED INSIDE OF EACH ONE OF THE PLANS OF BENEFITS TO THE TERM OF THE LABOR RELATIONSHIP OR THE RETIREMENT, IN PROPORTION TO EACH PLAN.

UNTIL THE YEAR THAT FINISHED DECEMBER 31, 2007 THE PENDING DEPARTURES OF REDEEMING, REDEEMED IN FUNCTION TO THE LABOR LIFE DE THE WORKERS, WHICH WAS OF 23 YEARS.

SINCE YEAR 2008, THE LAST SERVICES AND THE EARNINGS (LOSSES) ACTUARIAL GENERATED IN PREVIOUS YEARS THEY ARE REDEEMED IN FIVE YEARS (2). THE EARNINGS (LOSSES) ACTUARIAL GENERATED IN THE YEAR, THEY ARE RECOGNIZED LIKE PART OF THE NET COST OF THE PERIOD.

9. CONTINGENCIES AND COMMITMENTS:

A) VARIOUS LAWSUITS ARE CURRENTLY OUTSTANDING FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUPS OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVOURABLY. IN ANY EVENT, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE CONSOLIDATED FINANCIAL POSITION OR THE CONSOLIDATED RESULTS OF OPERATIONS.

B) AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE ARE OUTSTANDING COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY 110 MILLION 298 THOUSAND U.S. DOLLARS (139 MILLIONS U.S. DOLLARS IN 2007).

C) IN 2000 AND 2001, OPERATING LEASE AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, WITH MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY LEASE PAYMENTS OF 170,000 U.S. DOLLARS AND 24,000 U.S. DOLLARS, RESPECTIVELY. WHICH HAD BEEN CONQUERED FROM A PREMATURE WAY TO INCLINATION OF THE ACQUISITION OF THE AIRPLANE AND THE TERMINATION OF THE CONTRACT OF THE HELICOPTER TO THE DATE OF THE CONSOLIDATED FINANCIAL STATES.

10. COMMON STOCK

A) AS OF JUNE 30,2008, THE COMMON STOCK CONSISTED OF 3,235,504,432 (3,251,759,632 IN 2007) SHARES WITH NO PAR VALUE, DIVIDED AD FOLLOWS:

DESCRIPTION	AMOUNT
FIXED CAPITAL	
SERIES A CLASS I SHARES - WITHOUT WITHDRAWAL RIGHTS, COMPRISED OF 1,459,389,728 FULLY SUBSCRIBED AND PAID IN COMMON VOITING SHARES; THESE SHARES MUST ALWAYS COMPRISE AT LEAST 56.10% OF TOTAL SHARES OF THE COMMON STOCK WITH VOITING RIGHTS, AND ARE NO SUBJECT TO OWNERSHIP SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE)	$ 785,966
VARIABLE CAPITAL:	
SERIES B CLASS II SHARES - COMPRISED OF 1,142,017,984 FULLY SUBSCRIBED AND PAID IN COMMON VOITING SHARES, WHICH IN NO CASE MAY COMPRISE MORE THAN 43.90% OF THE TOTAL VOITING AND ARE NOT SUBJECT TO OWNERSHIP SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE)	1,085,855
SERIES C CLASS II SHARES - COMPRISED OF 634,096,720 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES, WHICH	

IN NO CASE MAY COMPRISE MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE)	967,801
	2,839,652
EFFECT OF RESTATEMENT ACCUMULATED AT DECEMBER 31,2007	13,537,759
	$ 16,377,411

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDER'S EQUITY ACCOUNTS:

ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET RESTATEMENT
CAPITAL	$ 2,839,652	$ 13,537,759	$ 16,377,411
SHARE PREMIUM	199,388	891,310	1,090,698
ACCUMULATED PROFITS:			
LEGAL RESERVE	2,475,835	799,648	3,275,483
TO BE APPLIED	35,711,680	158,014	35,869,694
PROFIT FOR THE PERIOD	4,646,002	-	4,646,002
	$ 45,872,557	$ 15,386,731	$ 61,259,288

IN CASE OF REDUCTION OF CAPITAL, TO ANY SURPLUS OF THE CAPITAL STOCK ON THE BALANCES OF THE BILLS OF THE CAPITAL OF CONTRIBUTION, WILL BE GIVEN THE TREATMENT OF DISTRIBUTION OF PROFITS THAT POINT OUT THE EFFECTIVE FISCAL DISPOSITIONS.

11. COMPREHENSIVE INCOME:
THE GROUP´S COMPREHENSIVE INCOME FOR THE YEAR IS MADE UP AS FOLLOWS:

DESCRIPTION	2008	2007
CONSOLIDATED NET PROFIT	$7,356,794	$8,858,951
PARTICIPATION DE BARTON BEERS	(1,303,538)	(1,563,849)
	6,053,256	7,295,105
CANCELLATION OF LABOR OBLIGATIONS	604,685	-
RATING OF COVERINGS	304,661	-
BEEN BY HOLDING OF ASSETS NOT MONETARY	-	(88,689)
INTEGRAL UTILITY	$6,962,602	$7,206,413

12.TAX ON THE RENT (ISR), TAX TO THE ASSET (IA), PARTICIPATION OF THE WORKERS IN THE UTILITY (PTU) AND RESTRICTIONS TO THE UTILITIES:

A)AT JUNE 30 2008 THE COMPANY DETERMINED A FISCAL UTILITY. WITH BASE IN THEIR FINANCIAL AND FISCAL PROJECTIONS, THE COMPANY DETERMINED THAT THE TAX THAT ESSENTIALLY WILL PAY IN THE FUTURE IT WILL BE ISR FOR WHAT DIFFERED ISR HAS

RECOGNIZED. THE FISCAL RESULT DIFFERS OF THE COUNTABLE RESULT DUE TO THE DIFFERENCES OF TEMPORARY AND PERMANENT CHARACTER. ADDITIONALLY OCTOBER OF 2007, 1 WERE PUBLISHED THE LAW FROM THE MANAGERIAL TAX TO UNIQUE RATE; WHICH WENT INTO EFFECT TO LEAVE OF JANUARY 1 2008. THE IETU TO THE CLOSING OF THE EXERCISE IS CALCULATED APPLYING THE RATE OF 17.5% (16.5% AND 17% FOR 2008 AND 2009, RESPECTIVELY) TO A CERTAIN UTILITY WITH BASE IN FLOWS OF EFFECTIVE, THIS UTILITY IS DETERMINED TO INCLINATION OF DIMINISHING OF THE ENTIRETY OF THE PERCEIVED REVENUES FOR THE BURDENED ACTIVITIES, THE AUTHORIZED DEDUCTIONS. DE THE PREVIOUS RESULT DIMINISHES THE CALLS CREDITS DE IETU, ACCORDING TO IT ESTABLISHES IT THE EFFECTIVE LEGISLATION.

B) THE PROVISIONS ARE ANALYZED NEXT:

CONCEPT	2008	2007
CAUSED ISR	$2,538,688	$3,178,086
IA	-	22,440
DIFFERED ISR	62,678	86,142
	$2,601,366	$3,286,668

C) TAXES AND DIFFERED PARTICIPATION OF UTILITIES - THE MAIN DEPARTURES STORMS THAT GAVE ORIGIN TO THE PASSIVE ONE FOR THIS CONCEPT, THEY ARE ACTIVE FIXED, INVENTORIES CUMULATIVE LABOR OBLIGATIONS, MAINLY:

D) THE PTU IS CALCULATED APPLYING THE RATE FROM 10% TO THE CERTAIN BASE ACCORDING TO THE ESTABLISHED SPECIAL RULES FOR THE LAW OF THE ISR.
THE PROVISION DE PTU IS ANALYZED NEXT:

ITEM	2008	2007
PTU CURRENT	$ 648,834	$ 777,331
DIFFERED PTU	(9,127)	(14,617)
	$ 639,707	$ 762,714

F) THE LEGAL RATE FOR ISR, IS 28% (29% IN 2007), WHICH DIFFER OF THE EFFECTIVE RATE, 26.5% (27.1% IN 2007), AND IS DUE TO EFFECTS OF THE FISCAL CONSOLIDATION AND NON DEDUCIBLE EXPENSES, MAINLY.

G) GRUPO MODELO, S.A.B DE C.V. HAS AUTHORIZATION TO DETERMINE THE ISR, UNDER THE REGIME OF FISCAL CONSOLIDATION, JOINTLY WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, ACCORDING TO AUTHORIZATION OF THE SECRETARY OF COUNTRY PROPERTY AND PUBLIC CREDIT. THE MAIN POINTS REGARDING THE FISCAL CONSOLIDATION ARE THE FOLLOWING ONES:

- THE PERCENTAGE OF FUNDABLE PARTICIPATION IS THE PARTICIPATION STOCK AVERAGE, WHICH IS APPLIED EACH ONE OF THOSE CONTROLLED AND FOR THE CONTRADER IT CORRESPONDS 100%. FOR THOSE CONTROLLED THAT THEY HAVE FISCAL LOSSES TO REDEEM OF PREVIOUS EXERCISES THAT HAVE BEEN INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED FISCAL RESULT CORRESPONDING TO THE YEARS 1999 AT 2004 AND THAT THEY ARE REDEEMED AGAINST GENERATED FISCAL UTILITIES IN THE EXERCISE, THEY ARE CONSIDERED TO THE MULTIPLIED PERCENTAGE OF FUNDABLE PARTICIPATION BY THE FACTOR OF 0.60.

- THEY WON'T BE INCLUDED IN THE PROCESS OF FISCAL CONSOLIDATION THOSE COMPANIES IN THOSE THAT ONE DOESN'T HAVE DIRECT PARTICIPATION OR INSINUATION TO INCLINATION OF ANOTHER CONTROLLED BIGGER TO 50%.

- THE FISCAL LOSSES OF THE CONTRADER OR DE THOSE CONTROLLED THAT GENERATE AS INDIVIDUAL ENTITY, AND THAT THEY CANNOT BE REDEEMED IN THE EFFECTIVE FISCAL TERMS, THEY WILL BE ADDED TO THE CONSOLIDATED FISCAL UTILITY OF THE EXERCISE IN THAT HE/SHE GETS LOST THE RIGHT.

H)TO THE DATE OF THE CONSOLIDATED GENERAL BALANCE, THEY EXIST LOST FISCAL, GENERATED FOR SUBSIDIARY BEFORE OF THE DATE OF THEIR INCORPORATION TO THE FISCAL CONSOLIDATION WITH THE GROUP THAT YOU/THEY WILL AFFECT THE CONSOLIDATED FISCAL RESULT FOR $0 ($14,758 IN 2007) TO THE MOMENT IN THAT THIS SUBSIDIARIES GENERATE POSITIVE FISCAL RESULTS, AND THAT THEY WILL BE BEEN ABLE TO REDEEM AGAINST THE FISCAL UTILITIES OF EXERCISES FUTURE, PREVIOUS UPGRADE. IN THE PERIOD THEY HAVE BEEN REDEEMED $6,902 ($3,580 IN 2007), OF THE LOST OF EXERCISES PREVIOUS TO HISTORICAL VALUES.

I)THE ACCUMULATED UTILITIES ARE SUBJECT IN CASE OF DISTRIBUTION (CASH OR IN GOODS) TO THE PAYMENT OF THE ISR, WHICH WILL BE TO POSITION OF THE COMPANY AND IT WILL BE CONSIDERED DEFINITIVE PAYMENT, CONFORM THE FOLLOWING THING:

- THE DECREED DIVIDENDS THAT THEY COME FROM THE BILL OF NET FISCAL UTILITY (CUFIN), THEY ARE NOT SUBJECT TO THE PAYMENT DE ISR, FOR THE SURPLUS 28% WILL BE PAID, ON THE RESULT OF MULTIPLYING THE PAID DIVIDEND FOR THE FACTOR OF THE 1.3889 (0 IN 2007); THE TAX WILL BE BEEN ABLE TO CREDIT AGAINST THE ISR THAT CAUSES THE SOCIETY IN THE EXERCISE IN THAT IT IS PAID THE TAX OR THAT OF THE DOS FOLLOWING EXERCISES. THE PAID DIVIDENDS WON'T BE SUBJECT OF RETENTION SOME.

- TO THE DATE OF THE CONSOLIDATED FINANCIAL STATES THE BALANCES OF THE BILL OF THE CUFIN ASCEND TO $35,796,323($23,737,221 IN 2007).

J)THE ACCUMULATED UTILITIES ARE SUBJECT IN CASE OF DISTRIBUTION (CASH OR IN GOODS) TO THE PAYMENT DE ISR, WHICH WILL BE TO POSITION OF THE COMPANY AND IT WILL BE CONSIDERED DEFINITIVE PAYMENT, CONFORM THE FOLLOWING THING:

- THE DECREED DIVIDENDS THAT THEY COME FROM THE BILL OF NET FISCAL UTILITY (CUFIN), THEY ARE NOT SUBJECT TO THE PAYMENT OF ISR, FOR THE SURPLUS 28% WILL BE PAID ON THE RESULT OF MULTIPLYING THE PAID DIVIDEND FOR THE FACTOR OF THE 1.3889; THE TAX WILL BE BEEN ABLE TO CREDIT AGAINST THE ISR THAT CAUSES THE SOCIETY IN THE EXERCISE IN THAT IT IS PAID THE TAX OR THAT OF THE DOS FOLLOWING EXERCISES. THE PAID DIVIDENDS WON'T BE SUBJECT TO RETENTION SOME.

13. TRANSACTION WITH NON-CONSOLIDATED RELATED COMPANIES:
THE PRINCIPAL TRANSTACTION ENTERED WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYSED AS FOLLOWS:

DESCRIPTIONS	2008	2007
PURCHASE OF:		
CONTAINERS AND PACKAGING	$ 3,151,017	$3,660,073
MACHINERY	14,940	271,299
	3,165,957	3,931,372

SALES OF:

RECYCLABLE MATERIALS	$ 28,088	$ 65,014
MACHINERY AND MAINTENANCE SERVICES	6,704	6,405
	$ 34,992	$ 71,419

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE CONSOLIDATED BALANCE-SHEET DATE, THE GROUP HAD THE FOLLOWING POSITION IN THOUSAND U.S. DOLLARS:

DESCRIPTION	2008	2007
ASSETS	496,455	601,924
LIABILITIES	178,312	128,823

B) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

	ASSETS	LIABILITIES
AT THE EXCHANGE RATE OF $10.2860 FOR ASSETS AND $10.3034 FOR LIABILITIES	$ 5,106,536	$1,837,219

C) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE WERE INVENTORIES AMOUNTING TO 56,370 THOUSAND OF U.S. DOLLARS (153,908 THOUSANDS U.S. DOLLARS IN 2007), WHICH FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE PERIOD THEY WERE CARRIED OUT THE FOLLOWING OPERATIONS IN THOUSANDS OF AMERICAN DOLLARS:

DESCRIPTIONS	2008	2007
EXPORTS OF FINISHED GOODS	1,396,468	1,432,483
COLLECTION OF ROYALTIES	5,318	13,234
EXPORTS OF PACKAGING AND OTHER MATERIALS	18,378	11,390
	1,420,164	1,457,107
PURCHASE OF INVENTORIES	179,529	83,340
FREIGHT, ADVERTISING, TAXES AND DUTIES, AND OTHER ITEMS	387,839	336,086
PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES	52,849	77,607
PURCHASE OF SPARE PARTS	21,560	35,632
	641,777	532,665
NET	778,387	924,442

15. SEGMENT INFORMATION:
SEGMENT DATA IS ANALYSED AS FOLLOWS:

2008:	INCOME	CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$ 21,558,130	$ 3,877,030	$ 88,662,394
EXPORTS	15,007,959	3,479,764	9,076,744(1)
	$ 36,566,089	$ 7,356,794	$ 97,739,138

2007:	INCOME	CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$ 20,841,020	$ 4,961,015	$ 86,011,425
EXPORTS	16,055,719	3,897,939	9,109,650(1)
	$ 36,896,739	$ 8,858,954	$ 95,121,075

(1) IT ONLY INCLUDES ABROAD ACTIVE RELATED WITH THE DISTRIBUTION OF BEER.

16. FINANCIAL INSTRUMENTS:

THE MAIN FINANCIAL RISKS THAT IT PRESENTS THE GROUP ARE THE RELATIVES TO THE EXCHANGE FLUCTUATION (DOLLAR-PESO) AND TO PRICES OF NATURAL GAS, WHICH COVER TO INCLINATION OF THE RECRUITING OF DERIVED INSTRUMENTS (OVER - THE COUNTER) WITH DIFFERENT TALLIES.

THE NOMINAL VALUES (NOTIONAL) RELATED WITH THE DERIVED FINANCIAL INSTRUMENTS THEY REFLECT THE VOLUME OF ACTIVITY; HOWEVER, THEY DON'T REFLECT THE AMOUNTS IN RISK. THE AMOUNTS IN RISK IS GENERALLY LIMITED TO THE UTILITY OR NOT CARRIED OUT LOSS FOR RATING TO MARKET OF THESE INSTRUMENTS, WHICH CAN VARY OF AGREEMENT WITH THE CHANGES IN THE VALUE OF THE MARKET OF THE VERY UNDERLYING ONE, THEIR VOLATILITY AND THE CREDIT QUALITY OF THE TALLIES.

17. CONTRACT OF ASSOCIATION:

THE GROUP AND BARTON BEERS, LTD. THEY CELEBRATED AN ASSOCIATION FOR THE IMPORT AND COMMERCIALIZATION OF THE BRIEFCASE OF MARKS OF EXPORT OF THE PRODUCED BEERS FOR THE GROUP TO THE WHOLE TERRITORY OF THE TOGETHER AMERICA, SINCE JANUARY 2 2007. IN THE CONTRACT OF THIS ASSOCIATION SETTLES DOWN THAT IN THE YEAR 2017, THE PARTICIPATION DE BARTON BEERS LTD IN THIS ASSOCIATION WILL BE ABLE TO BE ACQUIRED BY THE GROUP.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75%

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,478,636
MANATIALES LA ASUNCION, S.A.P.I. DE C.V.	WATER PRODUCTION	112,581,270	60.00	302,778	547,804
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	214,318
MODELO MOLSON IMPORTS		50	50.00	100,615	184,858
OTHER INVESTMENTS		1	1.00	9,274	71,631
RESERVE FOR IMPAIRMENT				0	(69,459)
TOTAL INVESTMENT IN ASSOCIATEDS				478,686	4,427,788
OTHER PERMANENT INVESTMENTS					56,362
TOTAL					4,484,150

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 02 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 2 YEAR: 2008

CREDITS BREAK DOWN
(THOUSAND OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE		AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $)					
			TIME INTERVAL						TIME INTERVAL					
			ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS														
BOTTLES		0.00	0	862,081	0	0	0	0						
PACK		0.00	0	357,795	0	0	0	0						
PLASTITAPA		0.00	0	252	0	0	0	0						
COMPUTER EQUIPMENT		0.00	0	7,210	0	0	0	0						
FUEL		0.00	0	170,196	0	0	0	0						
PUBLICITY		0.00	0	247,459	0	0	0	0						
SPARE PARTS		0.00	0	90,337	0	0	0	0						
LEASING		0.00	0	5,703	0	0	0	0						
FREIGTH		0.00	0	4,643	0	0	0	0						
ELECTRICITY		0.00	0	8,320	0	0	0	0						
WATER AND ICE		0.00	0	30,358	0	0	0	0						
OTHER RAW MATERIALS		0.00	0	117,129	0	0	0	0						
MACHINERY AND EQUIPMENT		0.00	0	204,368	0	0	0	0						
SERVICES		0.00	0	68,691	0	0	0	0						
PALLETS		0.00	0	31,847	0	0	0	0						
FEES		0.00	0	14,706	0	0	0	0						
MAINTENANCE		0.00	0	66,138	0	0	0	0						
CUSTOM EXPENSES		0.00	0	0	0	0	0	0						
MAIL AND PHONE		0.00	0	1682	0	0	0	0						
SOFT DRINKS		0.00	0	14,017	0	0	0	0						
BARLEY		0.00	0	0	0	0	0	0						
WINES		0.00	0	2,794	0	0	0	0						
STATIONARY		0.00	0	3,681	0	0	0	0						
CHEMICAL PRODUCTS		0.00	0	28	0	0	0	0						
CLEANING MATERIALS		0.00	0	42	0	0	0	0						
INSURANCES		0.00	0	196	0	0	0	0						
GROCERIES		0.00	0	221,188	0	0	0	0						
REFRIGERATION EQUIPMENT		0.00	0	22,703	0	0	0	0						
OTHERS		0.00	0	40,804	0	0	0	0						
BOTTLES		0.00	0	0	0	0	0	0	0	665	0	0	0	0
PACK		0.00							0	9,785	0	0	0	0
FUEL		0.00							0	39	0	0	0	0
PUBLICITY		0.00							0	151,415	0	0	0	0
SPARE PARTS		0.00							0	118,654	0	0	0	0
FREIGHT		0.00							0	143,501	0	0	0	0
OTHER RAW MATERIALS		0.00							0	372,307	0	0	0	0
MACHINERY AND EQUIPMENT		0.00							0	12,613	0	0	0	0
LEABELS		0.00							0	722	0	0	0	0
SERVICES		0.00							0	114,919	0	0	0	0
PALLETS		0.00							0	16,667	0	0	0	0
FEES		0.00							0	48,881	0	0	0	0
MAINTENANCE		0.00							0	749	0	0	0	0
BEER		0.00							0	607,846	0	0	0	0
CUSTOM EXPENSES		0.00							0	1,669	0	0	0	0
INSURANCES		0.00							0	3,474	0	0	0	0
TAXES		0.00							0	0	0	0	0	0
LEASING		0.00							0	2,666	0	0	0	0
BARLEY		0.00							0	31,881	0	0	0	0
OTHERS		0.00							0	25,199	0	0	0	0
		0.00							0	0	0	0	0	0
TOTAL SUPPLIERS			0	2,594,188	0	0	0	0	0	1,666,652	0	0	0	0
			0		0	0	0	0	0		0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			0		0	0	0	0	0		0	0	0	0
OTHER LIABILITIES		0.00		1,796,575					0	170,573				
TOTAL		0.00	0	4,390,743	0	0	0	0	0	1,837,225	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 02 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO **QUARTER: 2** **YEAR: 2008**
GRUPO MODELO, S.A.B. DE C.V.

MONETARY FOREIGN POSITION

CONSOLIDATED
Final Printing

(Thousands of Mexican Pesos)

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	456,170	4,848,034	0	0	4,848,034
LIABILITIES POSITION	164,587	1,750,536	12,732	135,621	1,886,157
SHORT-TERM LIABILITIES POSITION	164,587	1,750,536	12,732	135,621	1,886,157
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	291,583	3,097,498	-12,732	-135,621	2,961,877

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.2861 PESOS FOR ASSETS AND $10.3034 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

N / A

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2008

RESULT FROM MONETARY POSITION
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION:	0	0	0	0	0
CAPITALIZATION:	0	0	0	0	0
FOREIGEN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

QUARTER: 2 YEAR: 2008

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	99.80
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	75.90
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	60.50
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	100.00
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	94.60
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	89.20
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	95	100.00
GMODELO AGRICULTURE LLC	TRANSFORMATION OF BARLEY INTO MALT	100	100.00
MALTERA DE ZACATECAS	TRANSFORMATION OF BARLEY INTO MALT	50	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO **QUARTER: 2 YEAR: 2008**
GRUPO MODELO, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A. DE C.V.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	0
			GMODELO AGRICULTURE *	YES	12.51
CORN	CP INGREDIENTES, S.A. DE C.V.				0
	ALMIDONES MEXICANOS, S.A. DE C.V. *				5.71
RICE	IPACPA, S.A. DE C.V. *				0.23
		HOPS	JOHN I.HASS, INC	NO	0
			S.S.STEINER INC *	NO	0.70

NOTES

* THE PERCENTAGES OF THE ALONE COST OF PRODUCTION ARE REPRESENTED INDEPENDENTLY IN THIS LINE OF THE SUPPLIER THAT GIVES THE MATTER IT PREVAILS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2008

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
NET SALES / TOTAL SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	17,899	19,061,852	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
				MONTEJO	CONSUMER
				LEON	CONSUMER
				MODELO LIGHT	CONSUMER
OTHER INCOME	0	2,496,279	0.0		
FOREIGN SALES					
BEER	8,067	15,007,958	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		36,566,089			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2008

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	8,067	15,007,958	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	CONSUMER
	0	0	EUROPA	MODELO ESPECIAL	CONSUMER
	0	0	ASIA	NEGRA MODELO	CONSUMER
	0	0	LATINOAMERICA	PACIFICO	CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		15,007,958			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE MARKETED IN SHADOWY FORM IN THE DIFFERENT DESTINATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

THE AMOUNT OF PS $5,440,700 ($4,892,606 IN 2007), OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN THE ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $6,797,836 ($2,022,094 IN 2007) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2010, AND REGARDING THE PLANT OF COAHUILA IS CONSIDERED THAT THE FIRST STAGE THIS BEGINNING OPERATION IN THE FIRST SEMESTER OF 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENTS B-15, CONVERSION IN FOREIGN CURRENCY, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.2861 ($10.7902 IN 2007) TO THE US DOLLAR, B) NON MONERATY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOST ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2008	2007
ASSETS	746,451	699,314
LIABILITIES	72,168	71,804
NET ASSETS	674,283	627,510

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	3	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.00000	3	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.00000	3	0	634,096,720	0	634,096,720	0	967,801
TOTAL			1,459,389,728	1,776,114,704	1,459,389,728	1,776,114,704	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 3,235,504,432

NOTES

END